July 6, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	República Oriental del Uruguay:

Registration Statement under Schedule B of the Securities Act of 1933,

filed on March 30, 2023

CIK No.: 0000102385

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Republic of Uruguay (the “Republic”) hereby requests that the Republic’s Registration Statement No. 333-270970, as first filed with the Securities and Exchange Commission (the “Commission”) under Schedule B on March 30, 2023, and amended by Pre-Effective Amendment No. 1 as filed with the Commission on June 15, 2023 and Pre-Effective Amendment No. 2 as filed with the Commission on July 5, 2023, be declared effective at 10:00 a.m. on July 7, 2023 or as soon thereafter as practicable.

Pursuant to this request, the Republic acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Republic from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Republic may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

REPÚBLICA ORIENTAL DEL URUGUAY

By: /s/ Azucena Arbeleche
Azucena Arbeleche
Minister of Economy and Finance,
República Oriental del Uruguay

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